UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________________________
Form 11-K
__________________________________________________________

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015
or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM _______ TO _______
Commission file number: 1-10864

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UnitedHealth Group 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
__________________________________________________________
UnitedHealth Group Incorporated

UnitedHealth Group Center 9900 Bren Road East Minnetonka, Minnesota

 __________________________________________________________

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of
UnitedHealth Group 401(k) Savings Plan
Minnetonka, Minnesota
We have audited the accompanying statements of net assets available for benefits of UnitedHealth Group 401(k) Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.
The supplemental schedules of assets (held at end of year) and delinquent participant contributions as of December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
June 21, 2016

UNITEDHEALTH GROUP 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2015 AND 2014 (in thousands)

	2015	2014
ASSETS:
Participant-directed investments:
Investments - at fair value	$6,738,555	$6,328,726
Investments - at contract value	492,010	498,913

Receivables:
Notes receivable from participants	228,272	207,593
Employer contributions	4,084	—

NET ASSETS AVAILABLE FOR BENEFITS	$7,462,921	$7,035,232

See Notes to the Financial Statements.

UNITEDHEALTH GROUP 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2015 (in thousands)

ADDITIONS:
Contributions:
Employee	$569,026
Employer	270,031
Rollover	80,340

Total contributions	919,397

Interest and dividends	50,381
Interest income on notes receivable from participants	9,429

Total additions	979,207

DEDUCTIONS:
Benefits paid to participants	(496,191)
Net depreciation in fair value of investments	(78,511)
Administrative expenses	(6,328)

Total deductions	(581,030)

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	398,177

NET TRANSFERS INTO THE PLAN (Note 9)	29,512

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	427,689

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	7,035,232

End of year	$7,462,921

See Notes to the Financial Statements.

UNITEDHEALTH GROUP 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEAR ENDED DECEMBER 31, 2015

1.	DESCRIPTION OF THE PLAN

The following description of the UnitedHealth Group 401(k) Savings Plan (the “Plan”) is provided for informational purposes only. Participants should refer to the Plan document for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
General-The Plan was first established on July 1, 1985, as a defined contribution (profit sharing) plan under Section 401(a) of the Internal Revenue Code (the “Code”). The Plan also contains a cash or deferred arrangement as described in Section 401(k) of the Code. UnitedHealth Group Incorporated (the “Company”) is the Plan’s sponsor and administrator. Fidelity Management Trust Company (“Fidelity”) performs recordkeeping and trustee functions relating to the Plan. The Administrative Committee is responsible for oversight of the Plan. The Investment Committee determines the appropriateness of the Plan’s investment offerings and monitors investment performance.
Eligibility and Vesting-In general, eligible employees may make pre-tax and/or Roth elective deferral contributions to the Plan upon employment with a participating employer and are automatically enrolled in the Plan as soon as administratively feasible after their hire date, unless they decline to participate within a prescribed time limit. Participants become eligible for employer safe harbor matching contributions once they are credited with one year of service. Employees whose employment is governed by the terms of a collective bargaining agreement (unless such collective bargaining agreement provides for the inclusion of those employees in the Plan), persons who the Company classifies as leased employees, and certain other classifications of employees are not eligible to participate in the Plan.
Participant contributions and earnings thereon are 100% vested at all times. Participants become 100% vested in employer safe harbor matching contributions and the earnings thereon upon being credited with two years of service. Employer safe harbor matching contributions and the earnings thereon also become fully vested upon the earliest occurrence of any of the following events while a participant is employed by a participating employer: (a) death, (b) attainment of age 65, (c) disability (as defined by the Plan), (d) partial or complete termination of or complete discontinuance of contributions to the Plan, or (e) an acceleration date (as defined by the Plan).
Contributions-Eligible employees direct the Company to make pre-tax and/or Roth contributions to the Plan on their behalf through payroll deductions. Eligible employees are automatically enrolled in the Plan as soon as administratively feasible after their hire date at an employee pre-tax contribution rate of 3% of their eligible pay, unless they decline to participate within a prescribed time limit or they elect a different pre-tax and/or Roth contribution rate. Participants who miss the deadline to decline participation will have 90 days from the first biweekly pay date in which employee pre-tax contributions are deducted from their eligible pay to request a withdrawal of any employee pre-tax contributions, including any associated earnings and losses, made to their account since that first biweekly pay date. Different enrollment rules apply to eligible employees who are acquired employees.
In general, the Plan provides for automatic annual employee pre-tax contribution rate increases until the participant’s pre-tax and/or Roth contribution rate reaches 6%. Participants are notified of the automatic rate increases in advance and have the opportunity to decline the automatic increases.

The Plan allows participants to contribute up to 50% of their eligible pay, subject to the Code Section 402(g) limit on participant contributions (which was $18,000 for 2015).
Within certain limitations, the Company will make a safe harbor matching contribution to the Plan on a participant’s behalf on a dollar-for-dollar basis up to the first 3% of the participant’s eligible pay, and an additional 50 cents for each dollar the participant contributes to the Plan up to the next 3% of the participant’s eligible pay, each pay period. The maximum matching contribution a participant may receive under this formula is 4.5% of the participant’s eligible pay each pay period. Participants must make pre-tax and/or Roth contributions to receive the employer safe harbor matching contribution. Participants become eligible for safe harbor matching contributions once they are credited with one year of service. Additional discretionary contributions may also be made by the Company.
Participants who reach age 50 during the calendar year or who are over age 50 are allowed to make catch-up contributions to the Plan as permitted under Code Section 414(v). The Code limited participant catch-up contributions to $6,000 in 2015. A participant’s combined employee pre-tax/Roth contributions and catch-up contributions cannot exceed 80% of the participant’s eligible pay.
The Plan accepts rollover contributions of certain distributions from certain qualified plans. Rollover contributions are assets formerly held in an employee benefit plan of a prior employer, qualified under Section 401(a) of the Code, which a participant elects to be transferred into the Plan.
Participant Accounts-Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Company’s contributions and (b) plan earnings (losses). Allocations are based on participant contributions, earnings (losses) on the participant’s account, or the participant’s account balance, as described in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investment Options-Subject to the investment rules or limitations applicable to the Plan, eligible participants may direct the trustee to invest their contributions and the Company’s contributions in any one or a combination of several funds.
The Plan has various investment options to which participants can elect to allocate their contributions, including a self-directed brokerage account option.
Dividend Payout-The Plan includes a Dividend Payout Feature for the UnitedHealth Group Stock Fund (the “Stock Fund”). This feature allows participants invested in the Stock Fund to elect whether dividends payable on Company stock held in the Stock Fund are distributed to participants in cash or reinvested in Company stock within the Stock Fund. The total dividends on the Company stock in the Stock Fund were $3,536,801 for the year ended December 31, 2015. The amount participants elected to be distributed in cash was insignificant.
Distributions-A participant’s vested account generally becomes distributable upon the earliest occurrence of any of the following events (an “Event of Maturity”) involving the participant: (a) death, (b) voluntary or involuntary separation from service, or (c) disability (as defined by the Plan).
Distributions occur on a daily basis upon the submission of an application for distribution from the participant. If no such application is submitted, distribution is made in a cash lump-sum payment no later than the following dates: (a) April 1 following the first calendar year in which the participant has both attained age 70-1/2 and terminated employment (for distribution to a participant), or

(b) December 31 of the calendar year in which the first anniversary of the participant’s death occurs (for distribution to a beneficiary). However, following an Event of Maturity, a participant’s account, if valued at less than $1,000, is distributed in cash under the involuntary cash-out rules as a direct distribution to the participant or as a rollover into an Individual Retirement Account or another employer-sponsored plan (whichever the participant elects).
Notes Receivable from Participants-While employed with the Company, a participant may obtain a loan in an amount that does not exceed (when added to the outstanding balance of any other loan from the Plan) the lesser of one-half of the participant’s vested account balance, as defined, or $50,000 less their highest outstanding loan balance during the 12-month period that ends on the day before the new loan is issued. Other limitations may apply if the participant has a loan from a plan of an acquired company. The minimum loan amount that a participant can borrow is $1,000. The loan bears interest at the prime rate of interest, plus 1% (at the time the participant takes the loan and will remain in effect for the duration of the loan) and is payable over a period not to exceed five years; except that a loan that is used by the participant to acquire a principal residence may, if the loan originated prior to April 1, 2001, be repaid over a period not to exceed 30 years, and if the loan originated on or after April 1, 2001, be repaid over a period not to exceed 10 years. As of December 31, 2015 and 2014, the interest rate on loans outstanding varied from 3.25% to 10.02%, and 3.25% to 10.25%, respectively.
Unallocated Accounts-The Plan has certain unallocated amounts that relate to items such as lost distributees, lost participants, uncashed checks, and participant forfeitures. The nonvested portion of a participant’s account is forfeited as of the earlier of the distribution of the participant’s vested account or the occurrence of a five-year period of break in service. Forfeitures may be used to make restorations for rehired participants (if rehired by the Company or certain of its affiliates within five years of an initial Event of Maturity), to restore forfeited account balances, to reduce Company contributions, to pay Plan expenses, or to correct errors, omissions, and exclusions. Total unallocated amount used to reduce Company contributions for the year ended December 31, 2015 was $2,362,125. As of December 31, 2015 and 2014, the unallocated accounts ending balance was $427,395 and $778,655, respectively.
Nonexempt Party-in-Interest Transaction-ERISA Section 406 prohibits the use of plan assets by, or transfer of plan assets to, a party in interest (such as an employer whose employees are covered by the plan). The Company remitted certain participant contributions to Fidelity later than required by DOL Regulation 2510.3-102. For the year ended December 31, 2015, the Company remitted late contributions of $343. The Company has filed Form 5330 with the Internal Revenue Service (“IRS”) and paid the required excise tax on the transactions. In addition, participant accounts have been credited with the amount of investment income that would have been earned had the participant contributions been remitted on a timely basis as required by the DOL guidelines.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting-The Plan’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the plan.
Use of Estimates-The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition-The Plan’s investments are stated at fair value except for fully benefit-responsive investment contracts which are reported at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors, custodians, and insurance companies. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation in fair value of investments includes the gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants-Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are expensed when they are incurred. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2015 and 2014.
Administrative Expenses-Certain expenses of maintaining the Plan are paid by the Plan unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment-related expenses are included in the net depreciation in fair value of investments.
Payment of Benefits-Benefit payments to participants are recorded upon distribution.
New Accounting Standards-In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU 2015-07”). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value (“NAV”) practical expedient in Topic 820. The Plan has elected to early adopt ASU 2015-07. Accordingly the Plan has retrospectively modified its fair value disclosures in accordance with ASU 2015-07. The adoption had no effect on the Plan’s change in net assets available for benefits or net assets available for benefits as previously reported.
In July 2015, the FASB issued ASU No. 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965) (ASU 2015-12) - I. Fully Benefit-Responsive Investment Contracts; II. Plan Investment Disclosure; and III. Measurement Date Practical Expedient”(“ASU 2015-07”). Part I requires fully-benefit responsive investment contracts to be measured, presented, and disclosed only at contract value. Part II requires that investments that are measured using fair value (both participant-directed and nonparticipant-directed investments) be grouped only by general type, eliminating the need to disaggregate the investments by nature, characteristics, and risks. Part II also eliminates the disclosure of individual investments that represent 5 percent or more of net assets available for benefits and the disclosure of net appreciation or depreciation for investments by general type, requiring only presentation of net appreciation or depreciation in investments in the aggregate. Additionally, if an investment is measured using the net asset value per share as a practical expedient and that investment is a fund that files a U.S. Department of Labor Form 5500, as a direct filing entity, disclosure of that investment’s strategy is no longer required. Part III is not applicable to the Plan. The Plan has elected to early adopt ASU 2015-12. Accordingly, the Plan retrospectively modified its investment disclosures as described above. The adoption had no effect on the Plan’s change in net assets available for benefits or net assets available for benefits as previously reported.
The Plan has determined that there have been no other recently adopted or issued accounting standards that had, or will have, a material impact on the financial statements.

3.	FAIR VALUE MEASUREMENT

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

Level 1 ‑	Unadjusted quoted prices for identical assets in active markets that the Plan can access.

Level 2 ‑	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 ‑	Unobservable inputs for the asset.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.
Cash and cash equivalents: The carrying value of the cash and cash equivalents approximates fair value as maturities are less than three months.
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Debt securities: Fair value of debt securities are based on quoted market prices, where available. A price is obtained for each security primarily from a third-party pricing service (pricing service), which generally uses quoted or other observable inputs for the determination of fair value. The pricing service normally derives the security prices through recently reported trades for identical or similar securities, and, if necessary, makes adjustments through the reporting date based upon available observable market information. For securities not actively traded, the pricing service may use quoted market prices of comparable instruments or discounted cash flow analyses, incorporating inputs that are currently observable in the markets for similar securities. Inputs that are often used in the valuation methodologies include, but are not limited to, benchmark yields, credit spreads, default rates, prepayment speeds, and nonbinding broker quotes.
Fair values of debt securities that do not trade on a regular basis in active markets but are priced using other observable inputs are classified as Level 2.

Mutual funds: Valued at the daily closing price reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U. S. Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Self-Directed Brokerage Accounts: The self-directed brokerage account allows participants the opportunity to invest in a wide array of individual securities including stocks, corporate bonds, zero-coupon bonds, U.S. Treasury securities, mortgage securities and U.S. government agency bonds, certificates of deposit, unit investment trusts, foreign securities, exchange-traded funds, and mutual funds, which are primarily valued using the methodologies described above for the Plan’s investments in cash and cash equivalents, common stock, debt, and mutual funds.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s assets measured at fair value on a recurring basis at December 31, 2015 and 2014.

	Fair Value Measurements at December 31, 2015
(in thousands)	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Total Fair Value

Cash and cash equivalents	$42,802	$—	$42,802
Debt securities:
U.S. government and agencies	18,060	114,344	132,404
Corporate and other	—	186,414	186,414
Mutual funds	1,994,691	—	1,994,691
Self-directed brokerage accounts	116,883	415	117,298
Common stock	816,994	—	816,994

Total assets in the fair value hierarchy	2,989,430	301,173	3,290,603

Instruments measured at net asset value (1)	—	—	3,447,952

Total investments at fair value	$2,989,430	$301,173	$6,738,555

	Fair Value Measurements at December 31, 2014
(in thousands)	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Total Fair Value

Cash and cash equivalents	$33,513	$—	$33,513
Debt securities:
U.S. government and agencies	35,758	108,247	144,005
Corporate and other	—	178,944	178,944
Mutual funds	1,966,508	—	1,966,508
Self-directed brokerage accounts	103,679	321	104,000
Common stock	758,970	—	758,970

Total assets in the fair value hierarchy	2,898,428	287,512	3,185,940

Instruments measured at net asset value (1)	—	—	3,142,786

Total investments at fair value	$2,898,428	$287,512	$6,328,726

(1)
Certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

For the year ended December 31, 2015, there were no transfers in or out of Levels 1 or 2.

Fair Value of Investments in Entities that Use NAV-The following table summarizes investments for which fair value is measured using NAV per share practical expedient as of December 31, 2015 and 2014. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only for the Plan.

Investment	Fair Value (1)	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions (2)	Redemption Notice Period
	(in thousands)	(in thousands)
December 31, 2015

Common/collective trust	$3,447,952	$—	Immediate	Various	Various

December 31, 2014

Common/collective trust	$3,142,786	$—	Immediate	Various	Various

(1)	The fair value of investments are based on the fair values of the underlying investments in the funds.

(2)	Certain events may cause funds held in the common/collective trust to be deferred, including, but not limited to, the following:

(i)	Closing or disruption of the financial markets or exchanges in which a transaction is unable to be settled prudently.

(ii)	An emergency situation in which the disposition of assets would be seriously prejudicial to Plan participants.

(iii)	Breakdown in the means of communication normally employed to determine fair market value of an investment.

(iv)	Investments cannot be effected at normal rates of exchange.
None of these events occurred in 2015 or 2014.

4.	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

The Plan provides a stable value investment option fund to participants that is comprised of a separate account guaranteed investment contract and four security-backed investment contracts. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the contract. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and expenses. The following represents the disaggregation of contract value between types of investment contracts held by the Plan.

(in thousands)	2015	2014

Security-backed investment contracts	$367,727	$368,739
Separate account guaranteed investment contract	124,283	130,174

Total	$492,010	$498,913
Separate account guaranteed investment contracts and security-backed investment contracts are issued by insurance companies or other financial institutions, backed by a portfolio of fixed income funds and pooled separate accounts. The portfolio is either owned by the contract issuer and segregated in a separate account for the benefit of the Plan (separate account guaranteed investment contract) or owned directly by the Plan (security-backed investment contract). The issuer guarantees that all qualified participant withdrawals will be at contract value and that the crediting rate applied will not be less than 0%. Cash flow volatility (for example, timing of the benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Crediting rates are typically reset quarterly to account for the difference between the contract value and the fair value of the underlying portfolio.

Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security-backed investment contracts and separate account guaranteed investment contracts have the risk of default or lack of liquidity of the underlying portfolio assets. The credit risk of each issuer is evaluated and monitored through the portfolio manager’s credit analysis. The credit analysis includes, but is not limited to, asset quality and liquidity, management quality, surplus adequacy, and profitability. The plan requires that the issuers of each contract have a minimum quality rating as of the contract effective date and that all underlying portfolio assets be rated investment grade at the time of purchase.

Security-backed investment contracts and separate account guaranteed investment contracts generally are automatically renewing contracts that contain termination provisions, allowing the Plan or the contract issuer to terminate with notice, at any time, at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero.

In addition, if the Plan defaults on its obligations under the contract (including the issuer’s determination that the agreement constitutes a nonexempt prohibited transaction as defined by ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value as of the date of termination. Each contract recognizes certain “events of default” which can invalidate the contract’s coverage. Among these are investments outside of the range of instruments which are permitted under the investment guidelines contained in the investment contract, fraudulent or other material misrepresentations made to the issuer, changes in control of the investment adviser not approved by the contract issuer changes in certain key regulatory requirements, or failure of the Plan to be tax qualified.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. Withdrawals associated with these events, which are not in the ordinary course of the Plan operations, are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. These events may be different under each contract. Examples of such events include the following:

•	Material amendments to the Plan’s structure of administration;

•	Failure of the Plan to qualify under Section 401(a) of the Code or the failure of the Plan to be tax-exempt under Section 501(a) of the Code;

•	Premature termination of the contracts;

•	Complete or partial termination of the Plan, including a merger within another plan;

•
Redemption of all or a portion of the interests in the Plan at the direction of the Company, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit or affiliate, or the Company’s establishment of another tax qualified defined contribution plan;

•	Changes to the Plan’s prohibition on competing investment options; and

•	Bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations.

No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.

5.	PLAN AMENDMENT OR TERMINATION
Although it has not expressed any intention to do so, the Company has the right to discontinue contributions or to amend or terminate the Plan at any time. In the event of the Plan’s termination, participants’ accounts would become 100% vested and the Company could direct either the current distribution of the assets or the continuation of the trust, in which case distribution of the benefits would occur in accordance with the terms of the Plan.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated May 3, 2016, that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan's administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code and, therefore believe the Plan is qualified, and the related trust is tax-exempt.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan's administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015, and 2014 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Pyramis Global Advisors Trust Company (“Pyramis”) and Galliard Capital Management (“Galliard”) provide investment management services. Pyramis is affiliated with Fidelity. Galliard is affiliated with Wells Fargo Bank N.A., a plan custodian. These transactions are exempt party-in-interest transactions. For the year ended December 31, 2015, the Plan paid $2,322,021 and $598,352 in fees related to investment management services provided by Pyramis and Galliard, respectively, which were included as a reduction of the return earned on each fund. The investment of the Plan in the Company’s common stock is considered a party-in-interest transaction. At December 31, 2015, the Plan held 1,886,448 shares of common stock of the Company with a cost basis of $61,832,626. At December 31, 2014, the Plan held 2,008,187 shares of common stock of the Company with a cost basis of $65,556,137.

8.	RISKS AND UNCERTAINTIES
The Plan provides for investment in a variety of investment funds. Investments, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9.	PLAN TRANSFERS
During 2015, the WellMed Medical Management, Inc. 401(k) Plan, Humedica, Inc. 401(k) Retirement Plan, Robert B. McBeath, M.D, P.C., 401(k) Profit Sharing Plan, and Safe-Harbor 401(k) Profit Sharing Plan for Employees of Memorial Healthcare Management Services, IPA, GP merged into the Plan.

10.	RECONCILIATION TO THE FORM 5500

Reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2015 and 2014, is as follows:

(in thousands)	2015	2014
Net assets available for benefits per the financial statements	$7,462,921	$7,035,232
Deemed distributions of participant loans	(350)	(1,299)
Fair market value adjustment of investment contracts	(553)	4,532

Net assets available for benefits per the Form 5500	$7,462,018	$7,038,465
A reconciliation of the increase in net assets available for benefits per the financial statements to the net income per the Form 5500 for the year ended December 31, 2015 is as follows:

(in thousands)
Increase in net assets per the financial statements	$427,689
Deemed distributions activity	949
Fair market value adjustment of investment contracts	(5,085)

Net income per the Form 5500	$423,553
******

SUPPLEMENTAL SCHEDULES FURNISHED PURSUANT
TO THE REQUIREMENTS OF FORM 5500

UNITEDHEALTH GROUP 401(k) SAVINGS PLAN
(EIN 41-1321939, Plan #001)

FORM 5500, SCHEDULE H, Part IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2015

Current Value
COMMON/COLLECTIVE TRUST FUNDS:	(in thousands)
Wells Fargo DJ Target 2035 N*	$503,607
Wells Fargo DJ Target 2030 N*	487,906
Wellington Mid-Cap Opportunities Fund	479,688
Wells Fargo DJ Target 2025 N*	439,245
Wells Fargo DJ Target 2040 N*	412,793
Wells Fargo DJ Target 2020 N*	309,640
Wells Fargo DJ Target 2045 N*	301,935
Wells Fargo Fixed Income Fund F*	182,159
Wells Fargo DJ Target 2050 N*	166,045
Wells Fargo DJ Target 2015 N*	127,201
Wells Fargo Fixed Income Fund L*	69,042
Wells Fargo Fixed Income Fund N*	62,847
Wells Fargo Fixed Income Fund Q*	54,142
State Street U.S. Bond Index Non-Lending Series Fund	51,692
Wells Fargo Short Term Investment Fund *	51,057
Wells Fargo DJ Target 2055 N*	38,594
Wells Fargo DJ Target 2010 N*	27,443
State Street Global Equity Ex-US Index Fund	21,888
Northern Trust Treasury Inflation	17,132
Wells Fargo DJ Target Today N*	10,810
Wells Fargo DJ Target 2060 N*	260

Total common/collective trust funds	$3,815,126

MUTUAL FUNDS:
Vanguard Institutional Index Fund	818,288
American Europacific Growth Fund	396,027
Vanguard Mid-Cap Index Fund Plus	393,712
Vanguard Small-Cap Index Fund Plus	328,438
Aberdeen Emerging Markets Instl Fund	31,593
PIMCO All Asset Fund Instl Class	25,277
Columbia Pipeline Group Inc	1,356

Total mutual funds	$1,994,691

SEPARATE ACCOUNT GUARANTEED INVESTMENT CONTRACTS:
Metropolitan Life Insurance Company	124,283

Total traditional investment contracts	$124,283
(Continued)

Current Value
COMMON STOCK:	(in thousands)
UnitedHealth Group*	$221,922
Ishre Russell 2000 Etf	23,312
Alphabet Inc Cl C	10,291
Apple Inc	9,865
Microsoft Corp	9,822
Endo International Plc	9,716
Akorn Inc	8,369
Air Methods Corp	8,315
Amsurg Corp	8,117
Lowes Cos Inc	7,764
Nasdaq Inc	7,617
Wells Fargo & Co	7,259
Cdw Corporation	6,721
Facebook Inc A	6,502
Avago Technologies Ltd	6,489
Bank Of America Corporation	5,998
Exlservice Holdings Inc	5,902
Allergan Plc	5,610
Amazon.Com Inc	5,544
Genpact Ltd	5,403
United Technologies Corp	5,374
Dyax Corp	5,274
Visa Inc Cl A	5,232
Multi Color Co.	5,120
Citigroup Inc	5,111
Chevron Corp	5,066
Reinsurance Group Of America	5,060
Radius Health Inc	5,039
Dbv Technologies Sa	4,929
Wns Hldgs Ltd Sp Adr	4,819
Dun & Bradstreet Corp Del New	4,731
Honeywell Intl Inc	4,588
Lam Research Corp	4,566
Accenture Plc Cl A	4,523
Lilly (Eli) & Co	4,514
Celgene Corp	4,422
Rovi Corporation	4,420
Pepsico Inc	4,378
Morgan Stanley	4,023
Healthsouth Corp	3,989
Ebix Inc	3,974
Twenty First Century Fox Inc - A	3,825
Occidental Petroleum Corp	3,805
World Fuel Services Corp	3,803
Jazz Pharma Plc	3,795
Bristol-Myers Squibb Co	3,778
Everbank Financial Corp	3,696
Mednax Inc	3,605
Adobe Systems Inc	3,504
Service Corp International Inc	3,426
(Continued)

Current Value
COMMON STOCK (Continued):	(in thousands)
United Continental Hldgs Inc	$3,423
Philip Morris Intl Inc	3,409
AT&T Inc	3,362
Nxp Semiconductors Nv	3,346
Costco Wholesale Corp	3,328
Monolithic Power Sys Inc	3,208
Hanmi Financial Corporation	3,179
Evertec Inc	3,162
Ashland Inc	3,003
Hanger Inc	2,998
Aetna Inc	2,918
Neurocrine Biosciences Inc	2,853
Syntel Inc	2,833
Mondelez International Inc	2,822
Cirrus Logic Inc	2,773
Alexion Pharmaceuticals Inc	2,705
Metlife Inc	2,684
Blackrock Inc	2,669
Schwab Charles Corp	2,656
Mckesson Corp	2,655
Engility Holdings Inc	2,623
Paccar Inc	2,622
Vertex Pharmaceuticals Inc	2,608
Prologis Inc Reit	2,594
Pfizer Inc	2,591
Chubb Ltd	2,588
Biogen Inc	2,576
J2 Global Inc	2,557
Helen Of Troy Ltd	2,554
Discover Fin Svcs	2,547
Cempra Inc	2,543
Charter Communications Cl A	2,518
Union Pacific Corp	2,508
Wiley (John) & Sons Inc Cl A	2,474
Boston Scientific Corp	2,443
Alder Biopharmaceuticals Inc	2,335
Team Inc	2,309
Royal Caribbean Cruises Ltd	2,286
Gnc Holdings Inc - Cl A	2,268
Dupont (Ei) De Nemours & Co	2,263
Coca Cola Co	2,246
Molson Coors Brewing Co B	2,227
Intercontinental Exchange Inc	2,225
Humana Inc	2,217
Abbott Laboratories	2,209
Compass Minerals Intl Inc	2,204
Providence Service Corp	2,199
Genesee & Wyoming Inc Cl A	2,188
Tjx Companies Inc New	2,159
Te Connectivity Ltd	2,137
(Continued)

Current Value
COMMON STOCK (Continued):	(in thousands)
Time Warner Inc	$2,134
Qlik Technologies Inc	2,109
Amicus Therapeutics Inc	2,048
Dish Network Corp A	2,044
Edison Intl	2,009
Cognizant Tech Solutions Cl A	2,008
Fluor Corp	1,992
Medivation Inc	1,979
Horizon Pharma Plc	1,978
Valero Energy Corp	1,955
Nextera Energy	1,954
Artisan Partners Asset Mgt A	1,947
Great Western Bancorp Inc	1,944
First Citizen Bancshares Inc A	1,944
Yum Brands Inc	1,923
Vf Corp	1,916
Firstmerit Corp	1,911
Carriage Services Inc	1,901
American International Group	1,899
Team Health Holdings Inc	1,896
Eaton Corp Plc	1,889
Comcast Corp Cl A	1,888
Crown Holdings Inc	1,887
Eqt Corporation	1,876
Haemonetics Corp Mass	1,846
Coca Cola Bottling Co Consolid	1,840
Kimberly Clark Corp	1,833
Exxon Mobil Corp	1,822
Kearny Financial Corp	1,821
Harman Intl Ind Inc New	1,810
Mentor Graphics Corp	1,794
Fidelity Natl Inform Svcs Inc	1,791
Ppl Corporation	1,737
Avalonbay Communities Inc Reit	1,735
Gilead Sciences Inc	1,731
Tiffany & Co	1,707
Synchronoss Technologies Inc	1,699
Commscope Holding Co Inc	1,698
Stanley Black & Decker Inc	1,621
Cablevision Sys Ny Grp A	1,621
Starz - A	1,618
Pioneer Natural Resources Co	1,500
Synopsys Inc	1,496
Callidus Software Inc	1,485
Mosaic Co New	1,476
Virtus Investment Partners	1,472
L 3 Communications Hldgs Inc	1,464
Gildan Activewear Inc (US)	1,449
Dr Horton Inc	1,431
Virtusa Corp	1,406
(Continued)

Current Value
COMMON STOCK (Continued):	(in thousands)
Carrizo Oil & Gas Inc	$1,405
Ford Motor Co	1,401
Illumina Inc	1,399
Ralph Lauren Corp	1,386
Xcel Energy Inc	1,372
Westrock Co	1,339
Cabot Oil & Gas Corp	1,322
Masco Corporation	1,321
Vector Group Ltd	1,303
BB&T Corp	1,301
Matthews Intl Corp Cl A	1,259
Texas Instruments Inc	1,237
Svb Finl Group	1,230
Om Asset Management Plc	1,222
Best Buy Co Inc	1,221
Valeant Pharmaceuticals (USA)	1,220
Canadian Pac Railway Ltd	1,220
Pdc Energy Inc	1,212
Procter & Gamble Co	1,210
Graphic Packaging Holding Co	1,209
Loxo Oncology Inc	1,177
Kindred Healthcare Inc	1,160
Tesaro Inc	1,157
Cms Energy Corp	1,098
Motorcar Parts Of America Inc	1,094
Cogent Communications Hold Inc	1,062
Blue Hills Bancorp Inc	1,059
Boston Private Finl Hldg Inc	1,047
Invesco Ltd	1,039
Fortune Brands Home & Sec Inc	1,023
Time Warner Cable	1,014
Biomarin Pharmaceutical Inc	1,005
Hp Inc	964
Chipotle Mexican Grill Inc	960
Northrop Grumman Corp	955
Aramark	948
East West Bancorp Inc	928
Investors Bancorp Inc New	926
Nu Skin Enterprises Inc Cl A	898
Baker Hughes Inc	888
Libbey Inc.	874
Ameriprise Financial Inc	841
American Electric Power Co Inc	833
Allegion Plc	831
Cinemark Holdings Inc	825
Cornerstone Ondemand Inc	822
Furmanite Corp	809
Hackett Group Inc	787
Medassets Inc	787
Houghton Mifflin Harcourt Co	760
(Continued)

Current Value
COMMON STOCK (Continued):	(in thousands)
Arthur J Gallaghar And Co	$760
Perficient Inc	757
Anthera Pharmaceuticals Inc	755
Park City Group Inc	750
Builders Firstsource	744
Teleflex Inc	743
Cavium Inc	727
E Trade Financial Corp	724
Blueprint Medicines Corp	723
Western Alliance Bancorp	723
T-Mobile Us Inc	721
Hershey Co (The)	719
Seres Therapeutics Inc	703
Toll Brothers Inc	677
Epam Systems Inc	646
Entegra Financial Corp	640
Broadridge Financial Sol	631
Cooper Companies Inc	631
Sabra Healthcare Reit Inc	617
Idera Pharmaceuticals Inc	606
Maximus Inc	568
Celldex Therapeutics Inc	566
First Northwest Bancorp	550
Tcf Financial Corporation	548
Icf International Inc	544
Roadrunner Transportation Syst	538
Eog Resources Inc	536
Csx Corp	529
Callon Petroleum Co	524
Depomed Inc	502
Oracle Corp	479
Pultegroup Inc	461
Aercap Holdings Nv	454
Ss&C Technology Holdings Inc	442
Norfolk Southern Corp	422
Almost Family Inc	417
Nn Inc	399
Servicemaster Global Hldg Inc	385
Independent Bank Corp	376
Coresite Realty Corp	375
Uniqure N.V.	374
Rsp Permian Inc	371
First Foundation Inc	337
Axiall Corp	297
United States Steel Corp	286
Bbcn Bancorp Inc	248
Meridian Bancorp Inc	243
Helix Energy Sol Grp Inc	231
Luxfer Hldgs Plc Spons Ad	228
Medicines Co	224
(Continued)

Current Value
COMMON STOCK (Continued):	(in thousands)
Pfenex Inc	$215
Tupperware Brands Corp	211
Alphabet Inc Cl A	193
Science Applicatns Intl Corp	184
Global Blood Therapeutics Inc	184
Asure Software Inc	168
Cbiz Inc	78
Gtt Communications Inc	65
Hometrust Bancshares Inc	63
Monarch Casino & Resort Inc	55
Liberty Tax Inc Cl A	51
Harvard Biosciences Inc	34
Codexis Inc	17

Total common stock	$816,994

DEBT SECURITIES:
Ustn .875% 2/28/17	11,505
Ca St 7.55% 4/1/39	7,190
Fhr 2013-4283 Ew Var 12/4	5,918
Ustn .625% 10/15/16	5,595
Amxca 2014-3 A 1.49 04/20	4,963
Aol Time Warner 7.7 5/01/	4,869
Fnma Arm 2.159 03/ Ak7775	4,841
Fnr 2013-10 Fa Var 02/43	4,242
Fhlm Arm 3.056 05/ 849327	3,966
Xerox Corp 6.35% 5/15/18	3,903
Verizon Com 4.27% 1/15/36	3,730
Bac Cap Tr Xi 6.625 5/23/	3,560
Imperial Tob 4.257/2 14L	3,552
Fhlm Arm 2.917 08/ 2B4503	3,550
Fnma 20Yr 4.5 10/3 Al4165	3,480
Fhr 2005-2957 Vz 5% 02/35	3,422
Rio Oil Fin 6.25 7/6 1A	3,385
Cox Com 9.375 1/15/1 144A	3,366
Ust Notes 1.0% 08/15/18	3,314
Fhlg 4.00 10/26 #G14585	3,176
Citigroup Cap Xiii 7.875	3,158
Time Warner Cab 8.75 2/14	2,972
Fnma 30Yr 4.5 10/4 Al6292	2,924
Fnma Arm 9/43#Al4098	2,872
Dow Chemical 8.55% 5/19	2,858
Fnma 6.00% 3/34 #725229	2,794
Capital One 3.5% 6/23 Wi	2,768
Rbs Gpr Plc 6.125 12/15/2	2,749
Fnma 15Yr 4% 05/27#Al5957	2,745
Hewlett Pack3.6 10/1 14T	2,731
Boston Prp 5.625 11/15/20	2,728
Fhl Arm 2.88 10/44#849505	2,649
(Continued)

Current Value
DEBT SECURITIES (Continued):	(in thousands)
Ford Mtr Cr Llc 5.875 8/2	$2,648
Burlington North San 4.1	2,635
Bnp Paribas 4.25 10/15/24	2,478
Fnr 2005-87 Fb 1Ml+50 5	2,460
Rio Oil Fin 6.75 1/6 1A	2,425
Fhlg 20Yr 4.5 12/3 G30670	2,424
Sprint Nextel 6% 12/01/16	2,395
Il St 5.665 03/01/18	2,356
Fnma Arm 2.938 1/1 Al6377	2,241
Telecom Italia Cap 7.175	2,233
Union Pac 07-3 6.176 1/2/	2,216
Fnma 7.00% 3/37 #888369	2,182
At&T Corp 8/8.5% 11/15/31	2,170
Fnma 20Yr 4% 03/34#Ma1814	2,153
Hsbc Hldgs 6.5% 5/02/36	2,117
Bank Of Amer Mtn 7.625 6/	2,062
Kinder Morgan 5.625 15	2,057
Fhlg 5.50% 1/40 #G07074	2,051
Fhlg Arm 2.91 10/4 2B3311	2,027
Fnma 5.50% 6/33 #555531	2,015
Fnma 5.50 5/23 #889527	1,965
Vulcan Material 7.5 6/15/	1,893
Fnma Arm 2.777% #Al6245	1,859
Erp Operat Lp 4.625 12/15	1,846
Fnma 20Yr 4.00 12/ Ma0587	1,840
Nj Tpk 7.102% 01/01/41	1,821
Ge Cap Intl 2.342 11 1A	1,812
Fhlg 30Yr 5.5 05/3 G07404	1,797
Fnma Arm 3.575 3/4 Al6357	1,767
Fhlg Arm 2.88 11/4 2B3527	1,734
Kinder Morgan 5.4% 9/1/44	1,707
Petroleos Mexn 6.375 15	1,693
Fnma 5.50 10/23 #995405	1,690
Wells Fargo & Co Mtn 4.S	1,686
Wellpoint Inc 7% 2/15/19	1,686
Myriad Int Hldgs 6 7 1A	1,676
Lloyds Bank Plc 4.5 114	1,675
Fnma 20Yr 4% 10/32#Al4778	1,649
Fordo 2014-C A3 1.06 05/1	1,641
Fhlg 30Yr 4.5 01/4 G08568	1,637
Myriad Int 5.5 7/21/ 1A	1,635
Fnma 20Yr 4.5 01/3 Al4549	1,628
Chait 2014-A7 A 1.38 11/1	1,625
Barclays Plc 4.375 9/11/2	1,613
Reed Elsevie 3.125% 10/22	1,602
Fhlg 30Yr 4.5 07/4 G07504	1,601
Hsbc Hldgs 6.5% 9/15/37	1,590
Bhp Bl Var/6.75 10/1 14P	1,568
Fnma 20Yr 4% 06/35#Al6932	1,553
Transcanada 5.625/Var 5A	1,549
(Continued)

Current Value
DEBT SECURITIES (Continued):	(in thousands)
Enel Fin Intl 6 10/7 144A	$1,543
Slm Corp Mtn 6% 1/25/17	1,512
Fhlg 20Yr 4 10/31 #C91402	1,511
Cemex Fin Llc 6 04/0 14X	1,501
Cemex Sab 6.5 12/10/ 14X	1,496
Dominion Res 5.75/Var 1N	1,470
Il St 5.365 03/01/17	1,452
Fhlm Arm 2.896 02/ 2B3797	1,415
Fnr 2010-123 Wt 7% 11/40	1,414
Cigna Corp 7.875% 5/15/27	1,414
Petroleos Mex 4.25 0 14S	1,378
Petrobras Intl 5.375 1/27	1,360
Actavis Funding Scs 3 3S	1,349
Cox Comm 3.25 12/15/ 144	1,341
Bnsf Railway Co 5.996 4/0	1,333
May Dept Stores 6.9 1/15/	1,324
Fnma Arm 07/42#Ao7669	1,316
Fnma 5.50 3/24 #Ae0467	1,313
Il St 4.961 3/01/16	1,308
Dow Chemical 9.4% 5/39	1,293
Royal Bk Sc 6% 12/19/23	1,292
Fnma 3.5 09/28#Al5931	1,277
Fed Dept St 6.9% 4/01/29	1,240
Cemex Sab 5.7 01/11/ 1A	1,233
Time Warner Mtn 8.25 4/1/	1,161
Telecom Itali 6.999 6/4/1	1,134
Fnma 4.5 09/28#Al4147	1,131
May Dept Str Glbl 6.65 7/	1,127
Fnma 20Yr 4.5 01/3 Ma0634	1,120
Fhlg 30Yr 4.5 11/4 G07596	1,098
Nordstrom Glb 6.25 1/18	1,085
Actavis Funding 3.8 035	1,020
Fnma 4.00 2/27 #Al2689	1,011
Actavis Funding 3.45 03/2	1,002
Fhlg 6.00% 11/36 #G02385	997
Ustn 0.375% 02/15/2016	950
Lafarge Sa 6.5% 7/15/16	948
Kinder Morgan Mtn 6.5 9/0	948
Ford Mtr Cr Llc 5.75 2/01	939
Zoetis Inc 4.5% 11/13/25	937
Fnma Arm 5.26 9/38 965097	934
Chait 2013-A8 A8 1.01 8	924
Fnma Arm 2.189 07/ Ao7685	911
Time Warner Cab 6.75 6/15	903
21St Centy Fox 6.65 117	900
Telecom Itali 7.721 6/4/3	886
Enel Fin Intl6.8 9/1 144A	885
Fnma Arm 5.51 8/38 Al0376	878
Codelco 4.5% 9/16/25 144A	848
Fnma 20Yr 4.5 10/3 Al5861	841
(Continued)

Current Value
DEBT SECURITIES (Continued):	(in thousands)
Fordr 15-1 A 2.12% 07/26	$839
Fnma 20Yr 4 06/34 #As2666	837
Xerox Corp 4.5% 5/15/21	833
Bnp Paribs 4.375 9/2 14P	833
Healthnet 6.375 6/1/17	832
Fnma Arm 2.181 04/ Al6208	831
Cco Safari Ii 4.908 18	824
Bank One Cap Iii 8.75 9/1	823
Comcast Corp 6.3 11/15/17	816
Il St Taxmuni 5.1 6/01/33	804
Fhlg 15Yr 4% 12/26#G14668	799
Telecom Ital 5.303 0 14M	790
Petroleos Mex 5.625 15	784
Fhlg 30Yr 4.5 03/4 G07686	750
Verizon Comm 4.15 3/24	745
At&T Inc 5.35% 9/01/40	741
Turlock 2.75 11/02/22	702
Fnr 2008-16 Ab 5.5% 12/37	699
Macys Retail Hldgs 7 2/15	696
Erp Oper Lp 3% 4/15/23	688
Boston Pptys Lp 3.8 024	687
Cco Safri Ii 6.484 1 14O	675
Cemex Sab 6.125 05/0 14X	663
Fhlg 5.50% 1/35 #G01749	652
21St Centy Fox 6.2 12/4	653
Fhlg 4.0 12/1/26 #G14678	647
Fhlm Arm 5.42 3/38 1Q1114	640
Slm Medium 8.45 6/15/18	631
Fnma Arm 4.84 9/35 Al2084	625
Jpmorgan Chase 4.95 3/25/	624
Kinder Morgan Energy 5 R	611
Pemex Pro Fdg 6.625 6/15/	603
Slm Corp 6.25% 1/25/16	601
Hsbc Hldgs Plc 5.1 4/05/2	556
Ford Mtr Cr Llc 4.25 9/20	537
Nj Tpk Ser F 7.414 01/01/	533
Fnma 5.50% 6/40 #Ae0607	531
Capital One Fin 4.75 7/15	515
Fnma Arm 2.907 9/4 At7040	507
Provident Compa 7.25 3/15	504
At&T Inc 4.75% 05/15/46	503
Bank Of America 5.625 7/0	500
Teck Resources 3.75 2/01/	497
Kinder Morgan 4.3 6/1/25	497
At&T Inc 3.4% 05/15/25	481
Telecom Itali 7.2 7/18/36	480
Petrobras Bv 4.375 05/2S	479
Verizon Comm 6.55 9/15/43	475
Cigna 4% 2/15/22	465
Bank Amer Fdg 4.2 08/26/2	451
(Continued)

Current Value
DEBT SECURITIES (Continued):	(in thousands)
Becton Dickins 3.734 12N	$429
Reed Elsevier C 8.625 1/1	426
Crh Amer 3.875 5/18/ 1A	422
Fnma Arm 6/1/39 #Al1845	394
Cox Communict 3.85 2/1/25	344
Fnma 5.194 1/18 #745629	337
Citigroup 4.05 7/30/22	332
Fnma Arm 5.36 10/3 995006	323
Slm Medium 4.625 9/25/17	320
Time Warner Cab 4 9/01/21	313
Exp-Imp Bank Korea 4 1/11	306
Eaton Corp 1.5% 11/02/17	298
Cox Commun 2.95 6/23 144A	286
General Elec 4.375 9/16/2	265
Ge Cap Mtn 5.5% 1/08/20	258
General Elec Cap 4.625 1/	189
Federated Rtl 6.375 3/15/	177
Fhlg 6.00% 2/39 #G06570	155
Fhlg 6.00% 1/39 #G06932	151
Fnma 6.50% 8/39 #Ad0130	93
Fhlg 6.50% 2/38 #H09152	34
Ustn 0.875% 05/15/17	10
Fhlg 6.50% 8/36 #H01579	6

Total debt securities	$318,818

OTHER INVESTMENTS:
Cash/cash equivalents	42,802
Self-directed brokerage account	117,298
Participant loans (interest ranging from 3.25% to 10.02%
And maturity dates ranging from January 2016-May 2033)	227,922
Total other investments	$388,022

TOTAL INVESTMENTS	$7,457,934

* Known party-in-interest	(Concluded)

UNITEDHEALTH GROUP 401(k) SAVINGS PLAN
(EIN 41-1321939, Plan #001)

FORM 5500, SCHEDULE H, PART IV, LINE 4A — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
AS OF DECEMBER 31, 2015

	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected under VFCP and Prohibited Transaction Exemption 2002-51
	Contributions Not Corrected	Contributions Corrected Outside Voluntary Fiduciary Correction Program (VFCP)	Contribution Pending Correction in VFCP
Participant Contributions Transferred Late to the Plan	$—	$343	$—	$—

Check here if late participant loan contributions are included:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITEDHEALTH GROUP 401(K) SAVINGS PLAN
By:UNITEDHEALTH GROUP INCORPORATED, the Plan Administrator
Dated: June 21, 2016	By:	/S/ THOMAS E. ROOS
Thomas E. Roos Senior Vice President and Chief Accounting Officer